
07004477

SECU[illegible] MISSION


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SEC FILE NUMBER
8 - 66952

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INSCAP CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE - 21ST FLOOR
(No. and Street)

NEW YORK	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAUREN WELLES (212) 973-7631
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Lauren Welles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InsCap Capital Markets, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INSCAP CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

INSCAP CAPITAL MARKETS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
InsCap Capital Markets, LLC

We have audited the accompanying statement of financial condition of InsCap Capital Markets, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of InsCap Capital Markets, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
February 26, 2007

INSCAP CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash and cash equivalents	$	115,129
Due from related parties		128,486
	$	243,615
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accrued expenses	$	15,000
Member's equity		228,615
	$	243,615

See accompanying notes to financial statements.

INSCAP CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

InsCap Capital Markets, LLC (the "Company") is a Delaware limited liability company formed on March 14, 2005 and is a wholly-owned subsidiary of InsCap Partners, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations primarily consist of providing placement services on insurance-backed securities introduced by the Sole Member. The Company is located in New York, New York.

2. Summary of significant accounting policies

Cash Equivalents

Cash equivalents are short term, highly liquid investments that are readily convertible to cash and therefore present insignificant risk of changes in value due to changes in interest rates.

Revenue Recognition

Investment banking revenues include fees arising from securities offering's in which the Company acts as an agent. These revenues are recorded in accordance with the terms of each investment banking agreement.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the Sole Member reports the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and will not hold customer funds or safe keep customer securities.

4. Net capital requirement

The Company, is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $98,000 which was approximately $93,000 in excess of its minimum requirement of approximately $5,000.

5. Related party transactions

Placement Fees

The Company billed approximately $248,000 in placement fees to the Sole Member in relation to a private placement of insurance-backed securities. The fees were not collected at December 31, 2006 and are included in "Due from related parties".

Administrative Service Agreement

In October 2005, the Company entered into an Administrative Services Agreement (the "Agreement") with InsCap Management, LLC, a related party to provide certain administrative support services including the use of office space and furniture and equipment, clerical and support staff services and other general and overhead expenses. These expenses are reimbursed by the Company based on a share of the costs as defined by the Agreement. The Company incurred approximately $114,000 for services provided by the Agreement in 2006. The Company owes approximately $120,000 to InsCap Management , LLC at December 31, 2006 and this balance is included in "Due from related parties".

6. Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalent accounts in financial institutions, which exceed Federal depository insurance coverage $100,000 limits. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

END